FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*			2. Date of Event Requiring Statement for (Month/Day/Year) July 12, 2002	4. Issuer Name and Ticker or Trading Symbol Colley Corporation (COLY)
Wick	Chad	P.
(Last)	(First)	(Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) Director 10% Owner X Officer (give Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7923 Hopper Road					7. Individual or Joint/Group Filing (Check applicable line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street)
Cincinnati	Ohio	45255-4630
(City)	(State)	(Zip)	Table I - Non-Derivative Securities Beneficially Owned
*If the Form is filed by more than one Reporting Person, see Instructions 5(b)(v).
1. Title of Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) of Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $.001 par value			0

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivate Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

/s/Chad P. Wick

July 12, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   **Signature of Reporting Person

Date

Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient,

See Instruction 6 for procedure.